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                                                                    EXHIBIT 2.5

                              AMENDMENT AGREEMENT
                                       TO
                           STOCK PURCHASE AGREEMENT,
                         AGREEMENT OF PLAN AND MERGER,
                                      AND
                                ESCROW AGREEMENT

         THIS AGREEMENT, made and entered into this 18th day of September, 1995, by and among CHANNEL AMERICA TELEVISION NETWORK, INC., a Delaware corporation ("Company"), having offices located in Darien, Connecticut, EVRO CORPORATION, a Florida corporation ("Purchaser"), with its principal place of business located in Tampa, Florida, and SCOLARO, SHULMAN, COHEN, LAWLER & BURSTEIN, P.C., a New York professional corporation ("Escrow Agent"), with its principal place of business located in Syracuse, New York.

                             W I T N E S S E T H :

         WHEREAS, the parties hereto have entered into a certain Stock Purchase Agreement dated July 13, 1995 ("Stock Purchase Agreement");

         WHEREAS, the parties hereto have entered into a certain Agreement and Plan of Merger dated July 13, 1995 ("Merger Agreement");

         WHEREAS, the parties hereto have entered into a certain Escrow Agreement dated July 13, 1995 ("Escrow Agreement"); and

         WHEREAS, the parties hereto desire to amend the Stock Purchase Agreement, Merger Agreement and Escrow Agreement by and among the parties.

         NOW, THEREFORE, in consideration of the foregoing, the covenants, agreements, conditions and promises hereinafter set forth, the sum of One Dollar ($1.00) each paid to the other in hand, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Initial Cash Payment. The parties hereto have agreed to amend Paragraph "2(a)(i)" of the Stock Purchase Agreement, Paragraph "5.1(c)" of the Merger Agreement, and Paragraph "3(a)(i)" of the Escrow Agreement as follows:

                 "The Six Hundred Thousand Dollar ($600,000.00) initial cash payment shall be paid in three (3) equal installments of Two Hundred Thousand Dollars ($200,000.00) as follows: (1) the first





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                 such installment payment shall be due and payable upon the signing of this Agreement, (2) the second installment of Two Hundred Thousand Dollars ($200,000.00) shall be payable four
                 (4) weeks subsequent to the initial installment, and (3) the third installment of Two Hundred Thousand Dollars ($200,000.00) shall be payable two (2) weeks subsequent to the payment of the second installment payment. Upon the execution of this Agreement and the payment of the first installment of Two Hundred Thousand Dollars ($200,000.00), the Stock Purchase Agreement, the Merger Agreement and the Escrow Agreement shall be binding upon the parties hereto, their successors and assigns. Upon the execution of this Agreement and the payment of the first installment of Two Hundred Thousand Dollars ($200,000.00), the parties hereto acknowledge and affirm the duties and obligations of the Stock Purchase Agreement, Merger Agreement and Escrow Agreement."

                 "If the Purchaser defaults on any of the installments provided for herein, the Purchaser shall have one (1) week to cure such default. If the Purchaser does not cure in a timely manner, then in that event this Agreement shall be voidable by the Company. It the Company elects to treat this Agreement as null and void, it shall do so by written notification to the Purchaser and the payments already received by the Company shall be immediately converted to a twelve (12) month, eight percent (8%) interest-bearing promissory note."

         2. New Paragraph. The parties hereto have agreed to amend the Stock Purchase Agreement by adding the following new Subparagraph which shall be numbered "12(m)", the Merger Agreement shall be amended by adding the following new Subparagraph which shall be number "11.11", and the Escrow Agreement shall be amended by adding the following Paragraph which shall be numbered "11":

                 "Receipt of Funds. Notwithstanding anything to the contrary contained herein, this Agreement shall not be effective until the Company has verified the receipt of the initial Two Hundred Thousand Dollar ($200,000.00) cash payment provided for herein."

         3. The parties hereto have agreed to amend Paragraph "5.1(a)" of the Plan and Agreement of Merger to provide for the following to be added at the end of Subpapagraph "5.1(a)":

              "Notwithstanding anything to the contrary contained herein, except





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                 as provided for below, in no event shall the Company, as an result of the conversion of Series H convertible preferred stock, receive more than Three Million (3,000,000) shares of the Purchaser's restricted common stock, provided however, if as of December 31, 1995, the market price of the Purchaser's publicly traded shares is less than Two Dollars ($2.00) per share, the Company shall be entitled to receive, on a pro-rata basis, a sufficient number of additional shares of the Purchaser's common stock to make up for the shortfall."

         4. The parties hereto have agreed to amend Subparagraph "3(a)(iii)" to provide as follows:

                 "(iii) A sufficient number of the Purchaser's Series H convertible preferred stock which upon conversion into the Purchaser's common stock shall be equal to Six Million Dollars ($6,000,000.00) worth of Purchaser's restricted common stock as required by the Agreement, provided however, that notwithstanding anything to the contrary contained in the Agreement, in no event, except as provided for below, shall the Company, as a result of the conversion of the Series H convertible preferred stock, receive more than Three Million (3,000,000) shares of the Purchaser's restricted common stock. If, as of December 31, 1995, the market price of the Purchaser's publicly-traded shares is less than Two Dollars ($2.00) per share, the Company shall be entitled to receive, on a pro-rata basis, a sufficient number of additional shares of the Purchaser's restricted common stock to make up for the shortfall."

         5. Restriction of Shares. The parties hereto agree to hold in escrow for a period of one (1) year the shares of Purchaser which are to be issued to the shareholders of the Company upon the shares being registered with the Securities and Exchange Commission pursuant to Paragraphs "2.2" and "5.1(a)" of the Merger Agreement. These shares shall remain in escrow for a period of one (1) year prior to the distribution and delivery to the Company's Shareholders.

         6. Amendment. This Agreement may be amended, modified, or supplemented only by instrument in writing executed by all the parties hereto.

         7. Assignment. Neither this Agreement nor any right created hereby or in any agreement entered into in connection with the transactions contemplated hereby shall be assignable by any party hereto without the written consent of the party not seeking assignment.

         8. Parties In Interest: No Third Party Beneficiaries. Except as otherwise provided





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herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto. Neither this Agreement nor any other Agreement contemplated hereby shall be deemed to confer upon any person not a party hereto or thereto any rights or remedies hereunder or thereunder.

         9. Entire Agreement. This Agreement, the Stock Purchase Agreement, the Merger Agreement, and the Escrow Agreement (collectively "Original Documents") constitute the entire agreement of the parties regarding the subject matter hereof, and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Notwithstanding anything to the contrary contained herein, unless this Agreement specifically amends a provision contained in the Original Documents, the terms and conditions of the Original Documents shall remain in full force and effect.

         10. Severability. If any provision of this Agreement is to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

       11. Governing Law. This Agreement and the rights and obligations of the parties shall be governed by and construed and enforced in accordance with the substantive laws of the State of Florida.

       12. Captions. The captions in this Agreement agree for convenience or reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

       13. Confidentiality; Publicity and Disclosures. Each party shall keep this Agreement and its terms confidential, and shall make no press release or public disclosure, either written or oral, regarding the transactions contemplated by this Agreement without the prior knowledge and consent of the other parties hereto; provided that the foregoing shall not prohibit any disclosure (i) by press release, filing or otherwise that is required by federal securities laws, and (ii) to attorneys, accountants, investment bankers or other agents of the parties assisting the parties in connection with the transactions contemplated by this Agreement. In the event that the transactions contemplated hereby are not consummated for any reason whatsoever, the parties hereto agree not to disclose or use any confidential information they may have concerning the affairs of the other parties, except for information that is required by law to be disclosed.





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       14.     Expenses.  Except as otherwise specifically provided in this
Agreement, each party shall pay its own legal and other expenses related to the consummation of the transactions contemplated in this Agreement.

       15. The parties hereto further agree that the payment contemplated in Subparagraph "6.(1)(i)" to Jefferies & Company, Inc., shall be due and payable out of the final Two Hundred Thousand Dollar ($200,000.00) installment and not the initial installment.

       16. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Execution and delivery of this letter by exchange of facsimile copies bearing facsimile signature of a party shall constitute a valid and binding execution and delivery of this Agreement. Such facsimile copies shall constitute enforceable original documents.

       IN WITNESS WHEREOF, this Agreement has been executed effective as of the date first above written by parties hereto.

CHANNEL AMERICA TELEVISION NETWORK, INC.


By:   /s/David A. Post
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 David A. Post, Chairman

EVRO CORPORATION



By:   /s/Daniel M. Boyar
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   Daniel M. Boyar, President and Chief Executive Officer

SCOLARO, SHULMAN, COHEN, LAWLER & BURSTEIN, P.C.


By:   /s/Stephen H. Cohen
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